Exhibit 99.2

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

U.S. DOLLARS IN THOUSANDS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2

Condensed Interim Consolidated Statements of Comprehensive Loss	F-3

Condensed Interim Consolidated Statements of Changes in Equity	F-4 - F-6

Condensed Interim Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Condensed Interim Consolidated Financial Statements	F-9 - F-11

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollar in thousands (expect share data)

	September 30,		December 31,
	2016	2015	2015
	Unaudited		Audited
CURRENT ASSETS:
Cash and cash equivalents	5,182	24,550	42,502
Short-term bank deposits	28,774	25,398	3,266
Trade receivables	491	108	238
Inventories	1,063	1,639	1,715
Other receivables	2,115	1,901	2,674

	37,625	53,596	50,395
LONG‑TERM ASSETS:
Long term deposits and other receivables	103	234	192
Property, plant and equipment, net	1,362	1,096	1,040
Intangible assets, net	831	887	896

	2,296	2,217	2,128

	39,921	55,813	52,523
CURRENT LIABILITIES:
Trade payables	1,031	1,253	1,123
Other payables	3,950	2,121	4,083

	4,981	3,374	5,206
LONG‑TERM LIABILITIES:
Deferred revenues	1,067	-	-
Liabilities in respect of Chief Scientist government grants net of current maturities	7,637	6,161	7,275
Contingent consideration for the purchase of treasury shares net of current maturities	17,265	15,721	16,475
Severance pay liability, net	99	7	97

	26,068	21,889	23,847
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value:
Authorized: 32,244,508 shares; Issued and Outstanding: 21,871,055 as of September 30, 2016 and 21,850,300 as of December 31, 2015 and September 30, 2015	60	60	60
Share premium	114,203	111,102	111,801
Foreign currency translation adjustments	(20)	(17)	(16)
Accumulated deficit	(105,371)	(80,595)	(88,375)

	8,872	30,550	23,470

	39,921	55,813	52,523

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

COMPREHENSIVE LOSS CONDENSED INTERIM CONSOLIDATED

U.S. dollar in thousands (expect share data)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited

Revenues	1,128	334	518	102	601
Cost of revenues	1,303	1,830	474	824	2,519

Gross (loss) profit	(175)	(1,496)	44	(722)	(1,918)

Operating expenses:
Research and development, net of participations	6,285	3,727	2,355	836	6,021
Selling and marketing	6,214	6,650	1,686	2,019	9,284
General and administrative	2,974	2,524	947	786	4,004

Operating loss	(15,648)	(14,397)	(4,944)	(4,363)	(21,227)

Financial income	492	1,587	95	941	1,052
Financial expense	(1,840)	(1,081)	(862)	(344)	(1,496)

Loss from continuing operations	(16,996)	(13,891)	(5,711)	(3,766)	(21,671)
Loss from discontinued operation	-	(417)	-	-	(417)

Loss for the period	(16,996)	(14,308)	(5,711)	(3,766)	(22,088)

Other comprehensive income (loss):
Items to be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments	(4)	1	(1)	(* )	2

Total comprehensive loss	(17,000)	(14,307)	(5,712)	(3,766)	(22,086)

Basic and diluted loss per share:
Loss from continuing operations	(0.78)	(0.64)	(0.26)	(0.17)	(1.00)
Loss from discontinued operation	-	(0.02)	-	-	(0.02)

Net loss per share	(0.78)	(0.66)	(0.26)	(0.17)	(1.02)

Weighted average number of Ordinary shares used in the computation of basic and diluted loss per share	21,853	21,674	21,857	21,801	21,718

(*)  Represents less than $ 1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollar in thousands
	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
	Unaudited
Balance as of January 1, 2016 (audited)	60		111,801	(16)	(88,375)	23,470

Loss for the period	-		-	-	(16,996)	(16,996)
Other comprehensive loss	-		-	(4)	-	(4)

Total comprehensive loss	-		-	(4)	(16,996)	(17,000)

Exercise of options	(*	)	2	-	-	2
Share-based compensation	-		2,400	-	-	2,400

Balance as of September 30, 2016 (unaudited)	60		114,203	(20)	(105,371)	8,872

	Share capital	Share premium	Treasury shares	Foreign currency translation reserve	Accumulated deficit	Total equity
	Unaudited
Balance as of January 1, 2015 (audited)	59	109,117		(18)	(66,287)	42,871

Loss for the period	-	-	-	-	(14,308)	(14,308)
Other comprehensive income	-	-	-	1	-	1

Total comprehensive loss	-	-	-	1	(14,308)	(14,307)

Exercise of options	1	25	-	-	-	26
Share-based compensation	-	1,960	-	-	-	1,960

Balance as of September 30, 2015 (unaudited)	60	111,102	-	(17)	(80,595)	30,550

(*)	Represent less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollar in thousands

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
	Unaudited
Balance as of July 1, 2016	60		113,588	(19)	(99,660)	13,969

Loss for the period	-		-	-	(5,711)	(5,711)
Other comprehensive income (loss)	-		-	(1)	-	(1)

Total comprehensive loss	-		-	(1)	(5,711)	(5,712)

Exercise of options	(*	)	2	-	-	2
Share-based compensation	-		613	-	-	613

Balance as of September 30, 2016	60		114,203	(20)	(105,371)	8,872

	Share capital		Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity
	Unaudited
Balance as of July 1, 2015	60		110,439	(17)	(76,829)	33,653

Loss for the period	-		-	-	(3,766)	(3,766)
Other comprehensive income	-		-	-

Total comprehensive loss	-		-	-	(3,766)	(3,766)

Exercise of options	(*	)	6	-	-	6
Share-based compensation	-		657	-	-	657

Balance as of September 30, 2015	60		111,102	(17)	(80,595)	30,550

(*)	Represent less than $1.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

U.S. dollar in thousands

	Share capital	Share premium	Foreign currency translation reserve	Accumulated deficit	Total equity

Balance as of January 1, 2015	59	109,117	(18)	(66,287)	42,871

Loss for the period	-	-	-	(22,088)	(22,088)
Other comprehensive income	-	-	2	-	2

Total comprehensive income (loss)	-	-	2	(22,088)	(22,086)

Exercise of options	1	25	-	-	26
Share-based compensation	-	2,659	-	-	2,659

Balance as of December 31, 2015	60	111,801	(16)	(88,375)	23,470

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited

Cash flows from operating activities:

Net loss	(16,996)	(14,308)	(5,711)	(3,766)	(22,088)

Adjustments to reconcile net loss to net cash used in continuing operating activities:

Adjustments to profit and loss items:

Loss from discontinued operation	-	417	-	-	417
Depreciation and amortization	386	350	133	120	503
Share-based compensation	2,400	1,960	613	657	2,659
Revaluation of liabilities in respect of Chief Scientist government grants	(190)	(944)	(167)	(894)	(474)
Revaluation of contingent consideration for the purchase of treasury shares	1,180	(1,361)	641	(870)	(764)
Increase in severance liability	-	-	-	-	90
Net financing income	(367)	(10)	(107)	(63)	(219)

	3,409	412	1,113	(1,050)	2,212
Changes in asset and liability items:

Decrease (Increase) in trade receivables	(245)	(47)	(90)	16	(181)
Decrease (Increase) in inventories	642	(357)	96	139	(273)
Decrease (Increase) in other receivables	425	110	754	121	(556)
Increase (Decrease) in trade payables	(97)	48	(539)	256	1,361
Increase (Decrease) in other payables	647	(572)	7	(980)	(76)

	1,372	(818)	228	(448)	275

Net cash flows used in operating activities	(12,215)	(14,714)	(4,370)	(5,264)	(19,601)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited

Cash flows from investing activities:

Purchase of property and equipment	(642)	(298)	(202)	(129)	(376)
Purchase of intangible assets	-	-	-	-	(30)
Interest received	45	84	4	58	287
Proceeds from (Investments in) short term bank deposits	(25,239)	14,176	(1,505)	16,072	36,165

Net cash (used in) provided by investing activities	(25,836)	13,962	(1,703)	16,001	36,045

Cash flows from financing activities:

Proceeds from exercise of options	2	26	2	6	26
Proceeds from the Chief Scientist government grants, net of repayment	658	109	658	34	752

Net cash provided by financing activities	660	135	660	40	778

Exchange rate differences on cash and cash equivalent balances	71	(255)	1	(4)	(143)

Increase (decrease) in cash and cash equivalents	(37,320)	(617)	(5,412)	10,777	17,080

Balance of cash and cash equivalents at the beginning of the period	42,502	25,422	10,594	13,777	25,422

Balance of cash and cash equivalents at the end of the period	5,182	24,550	5,182	24,550	42,502

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 1:	GENERAL

a.	General description of the Company and its operations:

MediWound Ltd. (the "Company" or "MediWound"), is a fully integrated biopharmaceutical company focused on developing, manufacturing and commercializing novel products to address unmet needs in the fields of severe burns, as well as chronic and other hard to heal wounds, connective tissue disorders and other indications.

The Company's innovative biopharmaceutical product, NexoBrid, received marketing authorization from the European Medicines Agency, ("EMA") and the Israeli and Argentinean ministries of health for removal of dead or damaged tissue, known as eschar, in adults with deep partial and full thickness thermal burns. The Company launched NexoBrid in the European Union and in Israel through its own commercial organization and first generated initial sales in 2014.

The Company's securities are listed for trading on NASDAQ since March 25, 2014.

b.
The Company has two wholly-owned subsidiaries: MediWound Germany GmbH, acting as Europe ("EU") marketing authorization holder and EU sales and marketing arm and MediWound UK Limited, an inactive company. In addition, the Company owns approximately 7% of PolyHeal Ltd., a private life sciences company ("PolyHeal").

c.
On September 29, 2015, the Company was awarded a U.S. Biomedical Advanced Research and Development Authority ("BARDA") contract valued up to $112,000 for development and procurement of NexoBrid for the U.S. The contract is for the advancement of the development and manufacturing, as well as the procurement of NexoBrid, as a medical countermeasure as part of BARDA preparedness for mass casualty events.

The five-year base contract includes $24,000 of funding to support development activities to complete the U.S. Food and Drug Administration (FDA) approval process for NexoBrid for use in thermal burn injuries, as well as $16,000 for procurement of NexoBrid, which is contingent upon FDA Emergency Use Authorization (EUA) and/or FDA marketing authorization for NexoBrid. In addition, the contract includes options for further funding of up to $22,000 for expanding NexoBrid’s indications and of up to $50,000 for additional procurement of NexoBrid. As of September 30, 2016 the Company recorded approximately $4,322 in funding from BARDA under the contract.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The following accounting policies have been applied consistently in the financial statements for all periods presented unless otherwise stated.

a.	Basis of presentation of financial statements:

These financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

b.	Basis of preparation of the interim consolidated financial statements:

The interim condensed consolidated financial statements for the nine months and three months ended September 30, 2016 have been prepared in accordance with IAS 34 "Interim Financial Reporting".

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company's annual financial statements as of December 31, 2015 that were included in the Annual Report on Form 20-F filed on January 25, 2016.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended December 31, 2015 that were included in the Annual Report on Form 20-F filed on January 25, 2016.

NOTE 3:	CONTINGENT LIABILITIES

On September 15, 2014, a Statement of Claim was filed against the Company by some shareholders of Polyheal. The plaintiffs allege that the Company is obligated to pay them a total amount of $1,475 in exchange for their respective portion of PolyHeal's shares, following the commencement of a feasibility study for the next generation of the PolyHeal Product in November 15, 2012, which constituted a milestone under a buyout option agreement between the Company, PolyHeal and its shareholders.

On December 14, 2014, the Company filed its Petition for a Right to Defend, or the Petition, in which it: (i) rejected the arguments raised against it in the Statement of Claim; (ii) emphasized that its obligation under the 2010 Polyheal Agreement to purchase the 7.5% of Polyheal’s ordinary shares is subject to the consumption of the deferred closing, as defined in the buyout agreement, including the receipt of the funds from Teva on a “back to back” basis; and (iii) stated that since no such payment has been made by Teva, the Company is not subject to any obligation to purchase Polyheal shares and/or make any payments to Polyheal’s shareholders.

A hearing in the Company's Petition was held on February 16, 2015, in which the Court accepted the Company's Petition and allowed it to file a statement of defense. The Company filed the statement of defense on July 6, 2015. A preliminary hearing took place on February 10, 2016. On June 21, 2016, both parties presented their oral summaries before the Court. As of September 30, 2016, ruling has yet been given.

Based on advice from its external legal counsels, the Company believes that it has substantive defenses against the claim. Accordingly, no provision was recorded in respect of this claim.

MEDIWOUND LTD. AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands

NOTE 4:	EQUITY

On January 1, 2016, the Company granted to the chairman of the board of directors options to purchase 20,000 ordinary shares under the "2014 Share Incentive Plan" (the "Plan") for an exercise price of $9.47 per share. The options are exercisable in accordance with the terms of the Plan, within 5 years from the date of grant and will vest over three years. The fair value of the options at the date of grant was estimated at $62.

On January 28, 2016, the general meeting of the Company's shareholders approved the grant to CEO dated December 23, 2015 and the above mention grant.

On June 9, 2016, the general meeting of the Company approved to extend the exercise period of certain options previously granted to CEO. The Fair Value of the extension of the Options, as of the modification date, was estimated at approximately $39.

On July 1, 2016, the Company granted to certain employees options to purchase 27,500 ordinary shares under the "2014 Share Incentive Plan" (the "Plan") for an exercise price of $ 7.9 per share. The options are exercisable in accordance with the terms of the Plan, within 10 years from the date of grant and will vest over four years. The fair value of the options at the date of grant was estimated at $131.

NOTE 5:	OTHER ASSETS

The Company has been acknowledged during the first quarter of 2015 about certain changes in circumstances indicating that the carrying amount of its royalty rights arising from the Company's ownership of shares of Polyheal would not be recoverable. Accordingly, a full impairment of these royalty rights amounting to $417 was recorded within the loss from discontinued operation for the nine months period ended September 30, 2015.